Exhibit 10.2

July 15, 2026

Lindsay Androski
Via E-mail

Re: Special Bonus Awards

Dear Lindsay:

Arbutus Biopharma, Inc. (together with Arbutus Biopharma Corporation, “Arbutus”) is writing to inform you of your eligibility to receive the following special cash bonus awards on the terms and conditions set forth in this letter agreement (this “Agreement”). Each of the payments described in the first three paragraphs of this Agreement is subject to the terms and conditions set forth in the fourth, fifth and sixth paragraphs of this Agreement.

1.	Moderna Non-Contingent Settlement Bonus. Arbutus, having received prior to the date of this Agreement its portion of the non-contingent cash settlement proceeds (the “Moderna Non-Contingent Proceeds”) pursuant to that certain Settlement Agreement, dated March 3, 2026, by and between Arbutus, Genevant Sciences GmbH (“GSG”), Genevant Sciences Ltd. (“Genevant”) and Moderna, Inc. (among other parties thereto) (the “Moderna Settlement Agreement”), will pay you a one-time, lump sum cash bonus from Arbutus equal to 1.5% of the Moderna Non-Contingent Proceeds received by Arbutus (the “Moderna Non-Contingent Settlement Bonus”).

2.	Moderna Contingent Settlement Bonus. Upon the receipt by Arbutus of its portion of the contingent cash settlement proceeds pursuant to the Settlement Agreement or other proceeds in addition to or in lieu of such contingent cash settlement proceeds from Moderna, in each case, related to Arbutus and GSG’s pending litigation with Moderna and the United States government under 28 U.S.C. § 1498, whether in the form of a judgment, settlement proceeds or otherwise (“Moderna Contingent Proceeds”), you will be eligible to receive a one-time, lump sum cash bonus from Arbutus equal to 2.0% of the Moderna Contingent Proceeds received by Arbutus (the “Moderna Contingent Settlement Bonus”).

3.	Pfizer Litigation Bonus. Upon the receipt by Arbutus of cash proceeds in connection with Arbutus and GSG’s patent infringement litigation against Pfizer Inc. and BioNTech SE (the “Pfizer/BioNTech Litigation”), whether in the form of a judgment, settlement proceeds or otherwise (the “Pfizer Litigation Proceeds” and, together with the Moderna Non-Contingent Proceeds and the Moderna Contingent Proceeds, the “Litigation Proceeds”), you will be eligible to receive a one-time, lump sum cash bonus equal to 2.5% of the Pfizer Litigation Proceeds received by Arbutus (the “Pfizer Litigation Bonus” and, together with the Moderna Non-Contingent Settlement Bonus and the Moderna Contingent Settlement Bonus, collectively, the “Bonuses”).

4.	Vesting; Payment; Expiration. Your right to receive each Bonus is contingent on your continued employment with Arbutus through the date Arbutus receives the applicable Litigation Proceeds for such Bonus (such applicable date for each Bonus, the “Vesting Date”). In the event your employment with Arbutus terminates for any reason prior to the applicable Vesting Date for any Bonus, such Bonus will be automatically forfeited and cancelled in its entirety without any payment to you, unless otherwise determined by the Board of Directors of Arbutus (the “Board”). For the avoidance of doubt, Arbutus acknowledges and agrees that the Moderna Non-Contingent Settlement Bonus Vesting Date occurred on July 8, 2026.

Arbutus will pay each earned and vested Bonus (less applicable tax withholdings and deductions) as soon as reasonably practicable following the applicable Vesting Date and, in all events, no later than sixty (60) days thereafter.

For the avoidance of doubt, each Bonus is an independent bonus opportunity. Accordingly, you will have no right to any individual Bonus unless and until the applicable Vesting Date has occurred with respect to such individual Bonus and all requirements described in paragraphs one, two or three above, as applicable, to the payment of such individual Bonus have been satisfied. Furthermore, you acknowledge and agree that the Litigation Proceeds shall not include any dividends from Genevant or GSG to Arbutus solely related to Arbutus’ ownership of Genevant equity.

Your right to receive the Moderna Contingent Settlement Bonus and the Pfizer Litigation Bonus under this Agreement will automatically terminate and be of no further force and effect on the earlier of (i) the termination of your employment with Arbutus for any reason or (ii) the dismissal of Arbutus and GSG’s litigation with Moderna and the United States government (in the case of the Moderna Contingent Settlement Bonus) or the dismissal of the Pfizer/BioNTech Litigation (in the case of the Pfizer Litigation Bonus), in each case in a manner that does not result in a receipt of cash proceeds by Arbutus from such settlement or litigation.

5.	Administration. The Board will have the sole and absolute responsibility and discretionary authority to construe, interpret, and determine eligibility under this Agreement, and to otherwise interpret and administer this Agreement. Any determination made by the Board will be final, conclusive, and binding on all persons, and will be given the maximum deference permitted by law. Without limiting the generality of the foregoing, the Board shall determine the amount of each Bonus that is earned and payable under this Agreement (if any) in their sole and good faith discretion.

6.	Definitions; Miscellaneous.

Arbutus may deduct or withhold from any payment under this Agreement any amounts that it determines are required to be deducted or withheld to satisfy any applicable tax withholding requirements, and you agree to provide any tax forms, payment instructions or other documentation reasonably requested in connection with such payment. This Agreement and the payments hereunder are intended to be exempt from, or otherwise comply with, Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), and will be interpreted and administered accordingly. Each payment under this Agreement will be treated as a separate payment for purposes of Section 409A. Arbutus makes no representation regarding the tax treatment of any Bonus payable under this Agreement, including under Section 409A, and you will be solely responsible for any taxes, penalties, interest or other liabilities arising in connection therewith, other than applicable withholding obligations.

The Bonuses are special, one-time compensation arrangements and do not create any right to future compensation, equity participation or other benefits. Nothing in this Agreement gives you any rights as a shareholder of Arbutus. This Agreement does not alter your employment or service relationship with Arbutus, which remains subject to the applicable terms and conditions governing such relationship.

This Agreement may be executed in counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

[Signature Page Follows]

Sincerely,

/s/ Tuan Nguyen

Arbutus Biopharma, Inc.

Name: Tuan Nguyen

Title: Chief Financial Officer

Acknowledged and Agreed by:

/s/ Lindsay Androski

Name: Lindsay Androski

Date: July 15, 2026